UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)


                                (Amendment No. 2)


                              --------------------

                          FOODARAMA SUPERMARKETS, INC.
                                (Name of Issuer)

                              --------------------


                          FOODARAMA SUPERMARKETS, INC.
                              SAKER HOLDINGS CORP.
                                 JOSEPH J. SAKER
                                RICHARD J. SAKER
                              JOSEPH J. SAKER, JR.
                                 THOMAS A. SAKER
                      JOSEPH SAKER FAMILY PARTNERSHIP, L.P.


                      (Name of Person(s) Filing Statement)

                              --------------------

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    344820105
                      (CUSIP Number of Class of Securities)

                                 Michael Shapiro
                             Chief Financial Officer
                                 922 Highway 33
                               Building 6, Suite l
                           Freehold, New Jersey 07728
                                 (732) 294-2270
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                 With a Copy to:
                              John A. Aiello, Esq.
                        Giordano, Halleran & Ciesla, P.C.
                               125 Half Mile Road
                                  P.O. Box 190
                          Middletown, New Jersey 07748
                                 (732) 741-3900

This statement is filed in connection with (check the appropriate box):

a.    |_|   The filing of  solicitation  materials or an  information  statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    |X|   The filing of a registration  statement  under the Securities Act of
            1933.

c.    |_|   A tender offer.

d.    |_|   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

Transaction Valuation (1)                       Amount of Filing Fee
---------------------                           --------------------
$56,309,084                                     $6,026

(1) The transaction valuation was determined by multiplying $52.00, the average of the high and low trading prices of the common stock of Foodarama Supermarkets, Inc. as of March 23, 2006, by 1,082,867 shares of Foodarama's common stock to be exchanged pursuant to the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $5,498               Amount Previously Paid:  $528

      Form or Registration No.:  Registration       Form or Registration No.:  Amendment No. 1
      Statement on Form S-4.                        to Registration Statement on Form S-4.

      Filing Party:  FSM-Delaware, Inc.             Filing Party:  FSM-Delaware, Inc.

      Date Filed:  March 27, 2006                   Date Filed:  May 8, 2006

                                  INTRODUCTION


      This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed in connection with the Agreement and Plan of Share Exchange, dated as of March 2, 2006 (the "Share Exchange Agreement") between Foodarama Supermarkets, Inc. ("Foodarama") and FSM-Delaware, Inc. ("FSM-Delaware"), a Delaware corporation and wholly-owned subsidiary of Foodarama.


      Pursuant to the Share Exchange Agreement, each outstanding share of Foodarama common stock will be exchanged for one share of the common stock of FSM-Delaware (the "Share Exchange"). As a result of the Share Exchange, Foodarama will become a wholly-owned subsidiary of FSM-Delaware.


      The Share Exchange is part of a "going private" transaction which will result in Foodarama ceasing to be a publicly traded company. Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, the Joseph Saker Family Partnership, L.P. and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), has announced its intention to make an offer (the "Tender Offer") to purchase all of the outstanding shares of Foodarama common stock not currently owned by the Purchaser Group, at a price of $53 per share, and the completion of the Tender Offer is conditioned upon the approval of the Share Exchange by Foodarama's shareholders. The Purchaser Group has announced that if the tender is completed, it plans to merge FSM-Delaware with and into Purchaser in a transaction which will result in each outstanding share of common stock of FSM-Delaware being converted into the right to receive $53 in cash, subject to each shareholder's right to exercise "appraisal rights" under Delaware law.

      This Schedule 13E-3 is being filed by Foodarama, the issuer of the securities that are the subject of the Rule 13e-3 transaction, the Purchaser and certain members of the Purchaser Group who are deemed to be affiliates of Foodarama. Concurrently with the filing of this Schedule 13E-3, FSM Delaware is filing with the Securities and Exchange Commission (the "SEC") Amendment No. 2 to Registration Statement on Form S-4 which includes a proxy statement/prospectus (the "Proxy Statement/Prospectus") pursuant to the Securities Act of 1933, as amended, containing information with respect to the Share Exchange Agreement and the "going private" transaction. The Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment.


      The information set forth in the Proxy Statement/Prospectus, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and responses to each item in this Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement/Prospectus.

Item 1. Summary Term Sheet.

      The information set forth in the Proxy Statement/Prospectus in the section captioned "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

      (a)   Name and Address.

      The name of the subject company is Foodarama Supermarkets, Inc., a New Jersey corporation, with principal executive offices located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728. The telephone number of the principal executive offices of Foodarama is (732) 462-4700.

      (b)   Securities.


      This Schedule 13E-3 relates to Foodarama's common stock, par value $1.00 per share. As of May 31, 2006, there were 988,867 shares of common stock issued and outstanding.


      (c)   Trading Market and Price.

      The information set forth in the Proxy Statement/Prospectus in the section captioned "Summary Term Sheet" is incorporated herein by reference.

      (d)   Dividends.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "The Share Exchange - Dividends" and "Description of Authorized Shares of FSM-Delaware - Dividend Rights" is incorporated herein by reference.

      (e)   Prior Public Offerings.

      Not applicable.

      (f)   Prior Stock Purchases.

      Not applicable.

Item 3. Identity and Background of Filing Person.

      (a)   Name and Address.


      This Schedule 13E-3 is being filed by Foodarama, the Purchaser and those members of the Purchaser Group who are deemed affiliates of Foodarama, namely, Joseph J. Saker, Chairman of Foodarama, Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Jr., Senior Vice President-Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President - Store Operations of Foodarama, and the Joseph Saker Family Partnership, L.P. Foodarama is the subject company. As stated in Item 2 above, the principal executive offices of Foodarama are located at 922 Highway 33, Building 6, Suite 1,

Freehold, New Jersey 07728, and the business telephone number of the principal executive offices of Foodarama is (732) 462-4700. The Purchaser, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker and the Saker
Family Partnership, L.P. each maintains a business address c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728. The telephone number of each of the aforementioned individuals and the Saker Family Partnership, L.P. is (732) 462-4700.


      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet" and "Management of Foodarama" is incorporated herein by reference.

      (b)   Business and Background of Entities.

      As provided above, the Purchaser is a Delaware corporation formed by the Purchaser Group in furtherance of the transactions described herein. During the last five years, the Purchaser has neither been convicted in a criminal proceeding nor has it been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet" and "Special Factors - Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction" is incorporated herein by reference.

      (c)   Business and Background of Natural Persons.

      The information set forth in the Proxy Statement/Prospectus in the section captioned "Management of Foodarama" is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a)   Material Terms.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Meeting - Required Vote for the Share Exchange," "Special Factors - Structure of the Share Exchange; Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction; Background of the Share Exchange and Tender Offer," "The Share Exchange - Required Vote for the Share Exchange; Accounting Treatment of the Share Exchange," "Description of Authorized Shares of FSM-Delaware," "Comparison of Rights of Shareholders," and "Material Federal Income Tax Consequences of the Share Exchange, Tender Offer and Merger" is incorporated herein by reference.

      (c)   Different Terms.

      Not applicable.

      (d)   Appraisal Rights.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "The Share Exchange - Rights of Dissenting Shareholders," "Appraisal Rights," "Comparison of Rights of Shareholders - Comparison of Shareholders' Rights under New Jersey Law and Delaware Law - Dissenter Rights and Appraisal Rights" and in Annex C to the Proxy Statement/Prospectus, which contains the complete text of Section 262 of the Delaware General Corporation Law, is incorporated herein by reference.

      (e)   Provisions for Unaffiliated Security Holders.

      Not applicable.

      (f)   Eligibility for Listing or Trading.

      Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

      (a)   Transactions.

      The information set forth in the Proxy Statement/Prospectus in the section captioned "Certain Relationships and Related Party Transactions" is incorporated herein by reference.

      (b), (c) and (e) Significant Corporate Events; Negotiations or Contracts; Agreements Involving the Subject Company's Securities.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Factors - Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction, Background of the Share Exchange and Tender Offer," "The Share Exchange - The Agreement and Plan of Share Exchange; Automatic Share Conversion; Stock Options," "The Tender Offer and Support Agreement," "Certain Relationships and Related Party Transactions" and in Annex A to the Proxy Statement/Prospectus, which contains the Agreement and Plan of Share Exchange, and in Annex D to the Proxy Statement/Prospectus, which contains the form of Agreement and Plan of Merger between Foodarama and FSM-Delaware, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans of Proposals.

      (b)   Use of Securities Acquired.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Factors - Structure of the Share Exchange" and "The Share Exchange - Automatic Share Conversion; Stock Options" is incorporated herein by reference.

      (c)   Plans.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Factors - Structure of the Share Exchange; Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction; Background of the Share Exchange and Tender Offer," and "The Share Exchange - Management of FSM - Delaware; Dividends," is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) - (d) Purposes; Alternatives; Reasons; Effects.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Factors - Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction; Background of the Share Exchange and Tender Offer," and "Material Federal Income Tax Consequences of the Share Exchange, Tender Offer and Merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

      (a), (b), (d) and (e) Fairness; Factors Considered in Determining Fairness; Unaffiliated Representative; Approval of Directors.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Factors - Opinion of the Financial Advisor to the Special Committee; Recommendation of the Special Committee and Fairness of the Tender Offer and Merger; Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Offer and the Merger; Structure of the Share Exchange; Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction; Background of the Share Exchange and Tender Offer," "Certain Projections of Future Operations" and in Annex B to the Proxy Statement/Prospectus, which contains the full text of the opinion of William Blair & Company, LLC, the financial advisor to the special committee of Foodarama's Board of Directors, is incorporated herein by reference.

      (c)   Approval of Security Holders.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet" "Special Meeting - Required Vote for the Share Exchange," and "The Share Exchange - Conditions to Consummation of the Share Exchange; Required Vote for the Share Exchange" is incorporated herein by reference.

      (f)   Other Offers.

      Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

      (a) - (c) The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Factors - Opinion of the Financial Advisor to the Special Committee; Recommendation of the Special Committee and Fairness of the Tender Offer and Merger; Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Offer and the Merger; Structure of the Share Exchange; Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction; Background of the Share Exchange and Tender Offer," "Certain Projections of Future Operations" and in Annex B is incorporated herein by reference.

Item 10. Sources and Amounts of Funds or Other Consideration.

      (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Meeting - Cost of Solicitation," "Special Factors - Background of the Share Exchange and Tender Offer," "The Tender Offer and Support Agreement" and "Source and Amount of Proposed Financing" is incorporated herein by reference.

      (c)   Expenses.

      The information set forth in the Proxy Statement/Prospectus in the section captioned "Expenses of the Going Private Transaction" is incorporated herein by reference.

Item 11. Interest in Securities of Subject Company.

      (a) - (b) Securities Ownership; Securities Transactions.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Securities Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      (d)   Intent to Tender or Vote in a Going-Private Transaction.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," "Special Factors - Reasons for and Purpose of the Share Exchange; Reasons for and Purpose of the Going Private Transaction; Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Offer and the Merger," and "The Tender Offer and Support Agreement" is incorporated herein by reference.

      (e)   Recommendations of Others.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Summary Term Sheet," and "Special Factors - Opinion of the Financial Advisor to the Special

Committee; Recommendation of the Special Committee and Fairness of the Tender Offer and Merger; Background of the Share Exchange and Tender Offer; Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

Item 13. Financial Statements.

      (a)   Financial Information.

      The following financial information concerning Foodarama is incorporated herein by reference: (i) the consolidated financial statements and notes thereto appearing on pages F-2 to F-42 of Foodarama's Annual Report on Form 10-K, as amended, for the year ended October 29, 2005, filed with the SEC on January 27, 2006; and (ii) the information set forth in Part I, Item 1 beginning on page 2 of Foodarama's Quarterly Report on Form 10-Q for the period ended January 28, 2006, filed with the SEC on March 14, 2006, is also incorporated herein by reference. These reports of Foodarama may be viewed on the SEC's website at www.sec.gov.

      (b)   Pro Forma Information.

      The information set forth in the Proxy Statement/Prospectus in the section captioned "Summary Pro Forma Financial Information" is incorporated herein by reference.

Item 14. Person/Assets Retained, Employed, Compensated or Used.

      (a)  - (b)  Solicitations  or  Recommendations;  Employees  and  Corporate
Assets.

      The information set forth in the Proxy Statement/Prospectus in the sections captioned "Special Meeting - Voting Your Shares and Changing Your Vote; Cost of Solicitation," "Special Factors - Background of the Share Exchange and Tender Offer; Opinion of the Financial Advisor to the Special Committee; Recommendation of the Special Committee and Fairness of the Tender Offer and Merger" and "Expenses of the Going Private Transaction" is incorporated herein by reference.

Item 15. Additional Information.

      (b)   Other Material Information.

      The information set forth in the Proxy Statement/Prospectus and any attachments thereto is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.       Description.
-----------       ------------


(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

(b) Commitment letter issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 1 to
                  Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus.

(c)(2) Materials Presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.


(d)(1)            Agreement and Plan of Share Exchange,  dated March 2, 2006, by
                  and  between  Foodarama  and  FSM-Delaware,   incorporated  by
                  reference to Annex A to the Proxy Statement/Prospectus.

(d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(3)            Form  of  Agreement  and  Plan  of  Merger,   by  and  between
                  FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus.


(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               None.

(g)               None.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 31, 2006                FOODARAMA SUPERMARKETS, INC.



                              By: /s/ Michael Shapiro
                                  ----------------------------------------------
                            Name: Michael Shapiro
                           Title: Chief Financial Officer


                                   Saker Holdings Corp.


                              By: /s/ Richard J. Saker
                                  ----------------------------------------------
                            Name: Richard J. Saker
                           Title: President and Chief Executive Officer


                                     /s/ Joseph J. Saker
                                  ----------------------------------------------
                                   Joseph J. Saker


                                     /s/ Richard J. Saker
                                  ----------------------------------------------
                                   Richard J. Saker


                                     /s/ Joseph J. Saker, Jr.
                                  ----------------------------------------------
                                   Joseph J. Saker, Jr.



                                      /s/ Thomas A. Saker
                                  ----------------------------------------------
                                   Thomas A. Saker


                                  Joseph Saker Family Partnership, L.P.

                                  By:  Saker Family Corporation, General Partner


                              By: /s/ Richard J. Saker
                                  ----------------------------------------------
                            Name: Richard J. Saker
                           Title:  President

                                  EXHIBIT INDEX

Exhibit No.       Description.
-----------       ------------


(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

(b) Commitment letter issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 1 to
                  Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(c)(1) Fairness Opinion of William Blair & Company LLC, incorporated by reference to Annex B to the Proxy Statement/Prospectus.

(c)(2) Materials Presented to the Special Committee by William Blair & Company in connection with the March 2, 2006 meeting of the Special Committee, incorporated by reference to Exhibit (c)(2) to Amendment No. 1 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.


(d)(1)            Agreement and Plan of Share Exchange,  dated March 2, 2006, by
                  and  between  Foodarama  and  FSM-Delaware,   incorporated  by
                  reference to Annex A to the Proxy Statement/Prospectus.

(d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(3)            Form  of  Agreement  and  Plan  of  Merger,   by  and  between
                  FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus.


(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(f)               None.

(g)               None.